UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TUBEMOGUL, INC.

(Name of Subject Company)

TUBEMOGUL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Brett Wilson

President and Chief Executive Officer

TubeMogul, Inc.

1250 53rd Street, Suite 2

Emeryville, California 94608

(510) 653-0126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter M. Astiz, Esq.	Eric Deeds, Esq.
Brandee Fernandez, Esq.	General Counsel
DLA Piper LLP (US)	TubeMogul, Inc.
2000 University Ave	1250 53rd Street, Suite 2
East Palo Alto, California 94303	Emeryville, California 94608
(650) 833-2000	(510) 653-0126

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by TubeMogul, Inc., a Delaware corporation (“TubeMogul”), with the Securities and Exchange Commission (the “SEC”) on November 18, 2016, relating to the tender offer by Tiger Acquisition Corporation, a Delaware corporation (“Purchaser”), and a subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”), to purchase all of the outstanding shares of TubeMogul’s common stock, par value $0.001 per share (the “Shares”) at a purchase price of $14.00 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in Item 3 of the Schedule 14D-9 is hereby amended and supplemented by:

Adding a new subheading and disclosure on page 10 immediately prior to the heading “Agreements or Arrangements with Directors of TubeMogul” which reads as follows:

“Potential for Future Arrangements

Except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between TubeMogul and its executive officers and directors, no specific employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of TubeMogul, on the one hand, and Adobe, Purchaser, any of their affiliates or TubeMogul, on the other hand, existed as of November 18, 2016, the date of the initial filing of the Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of TubeMogul entering into any such agreement, arrangement or understanding. During discussions with Mr. Wilson and other members of the TubeMogul management team prior to November 18, 2016, Adobe expressed interest that Mr. Wilson would continue in a leadership role following completion of the transaction and Mr. Wilson indicated that he would be amenable to such a role. Prior to November 18, 2016, there was no discussion regarding potential terms of employment for Mr. Wilson or any other member of management.

Subsequent to November 18, 2016, Adobe has made offers to certain members of TubeMogul’s current management team with respect to new employment or consulting arrangements with the Surviving Corporation. Certain of such arrangements include the right to purchase or participate in the equity of Adobe or its affiliates. Any such arrangements with the existing management team will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.”

Adding a new second paragraph on page 4 following the heading “Agreements between TubeMogul, Adobe and Purchaser – Tender and Support Agreements” as follows:

“On December 12, 2016, pursuant to a request by TubeMogul, Adobe and Purchaser agreed to waive the restriction on the transfer of an aggregate number of 55,435 Shares subject to the Tender and Support Agreements, allowing certain Supporting Stockholders to make charitable contributions of such Shares (which represent approximately 0.15% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(l)(i) under the Exchange Act as of November 9, 2016). As a result of the transfers, such Shares are no longer subject to the Tender and Support Agreements and the obligations and restrictions contained therein, and each of Adobe and Purchaser may no longer be deemed to be the beneficial owner of such Shares.”

Item 4. The Solicitation or Recommendation

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

Replacing the first two sentences of the fifth paragraph under the heading “Background of the Transactions” of Item 4 on page 15 of the Schedule 14D-9 with the following:

“On August 18, the TubeMogul Board held a special meeting at which the members of the TubeMogul Board discussed a presentation prepared by Morgan Stanley, including materials which addressed value benchmarking for TubeMogul, an overview of strategic alternatives, a list of potential acquirors and an illustrative timeline if the TubeMogul Board were to pursue a process to sell TubeMogul.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TUBEMOGUL, INC.

By:	/s/ Brett Wilson
Name:	Brett Wilson
Title:	Chief Executive Officer

Dated: December 13, 2016